UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu,

Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE: Postponement of ADS Record Date

Woori Financial Group Inc. (“Woori Financial Group”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) solely for the purposes of amending the Report of Foreign Private Issuer on Form 6-K previously furnished by Woori Financial Group to the Securities and Exchange Commission (the “SEC”) on February 6, 2024 under the title “Notice of Record Date for the Shareholders Entitled to the Distribution of year-end Dividends” (the “Original Report”).

This Amended Report amends the Original Report as follows:

Original Report	Amended Report
February 29, 2024 will be the record date for the determination of the shareholders who are entitled to the distribution of Woori Financial Group Inc. (“Woori Financial Group”)’s year-end dividends for FY2023. Additionally, in accordance with the New York Stock Exchange Listed Company Manual and the Deposit Agreement for Woori Financial Group’s American Depositary Shares (“ADSs”), February 29, 2024 will also be the record date for the holders of Woori Financial Group’s ADSs.	February 29, 2024 will be the record date for the determination of the shareholders who are entitled to the distribution of Woori Financial Group Inc. (“Woori Financial Group”)’s year-end dividends for FY2023. The record date for the holders of Woori Financial Group’s American Depositary Shares has not been determined yet and will be separately announced after the dividend amount has been approved at Woori Financial Group’s annual general meeting of shareholders in March 2024.

For the avoidance of doubt, all details relating to the record date included in (i) the table titled “Key Details” following the first paragraph of the Original Report and (ii) the section titled “Resolution Relating to Woori Financial Group’s Dividend Payments” in Woori Financial Group’s Report of Foreign Private Issuer on Form 6-K previously furnished to the SEC on February 6, 2024 shall only apply to Woori Financial Group’s shares of common stock, and not American Depositary Shares (“ADSs”).

The above amendment is being made at the recommendation of Citibank, N.A. (“Citibank”) as the depositary, to minimize any potential market disruptions that may ensue should there be any changes to the details regarding the dividend that had previously been announced following the annual general meeting of shareholders in March 2024. Citibank will also post a notice announcing that the record date is being postponed on its Depositary Receipt Services website.

Pursuant to Section 2.7 of the Second Amended and Restated Deposit Agreement dated January 11, 2019, Woori Financial Group’s books for the issuance and cancellation of its ADSs will be closed upon close of business on February 29, 2024 and remain closed until the new record date for the ADSs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: February 27, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President